Exhibit 99.2

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Precision Drilling Corporation
CONSOLIDATED BALANCE SHEET
(UNAUDITED)
		June 30,	December 31,
(stated in thousands of Canadian dollars)		2010	2009

ASSETS
Current assets:
Cash		$186,135	$130,799
Accounts receivable		267,326	283,899
Income tax recoverable		24,220	25,753
Inventory		9,427	9,008
		487,108	449,459
Income tax recoverable		64,579	64,579
Property, plant and equipment, net of accumulated depreciation		2,873,881	2,913,966
Intangibles		2,458	3,156
Goodwill		766,922	760,553
		$4,194,948	$4,191,713

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$139,070	$128,376
Current portion of long-term debt	(note 6)	4,505	223
		143,575	128,599
Long-term liabilities		27,102	26,693
Long-term debt	(note 6)	703,004	748,725
Future income taxes		714,946	703,195
		1,588,627	1,607,212
Contingencies	(note 10)
Shareholders’ equity:
Shareholders’ capital	(note 3)	2,770,853	–
Unitholders’ capital	(note 3)	–	2,770,708
Contributed surplus	(note 3(c))	7,202	4,063
Retained earnings		102,697	107,227
Accumulated other comprehensive loss	(note 7)	(274,431)	(297,497)
		2,606,321	2,584,501
		$4,194,948	$4,191,713

See accompanying notes to consolidated financial statements

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Precision Drilling Corporation

CONSOLIDATED STATEMENTS OF
EARNINGS (LOOS) AND RETAINED EARNINGS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
(stated in thousands of Canadian dollars, except per share amounts)		2010	2009	2010	2009

Revenue		$261,828	$209,597	$634,964	$658,042
Expenses:
Operating		179,046	125,591	408,541	379,352
General and administrative		23,788	24,746	49,026	50,043
Depreciation and amortization		39,354	28,222	84,988	72,171
Foreign exchange		26,085	(74,060)	6,333	(41,569)
Finance charges	(note 9)	52,242	44,881	80,971	83,551
Earnings (loss) before income taxes		(58,687)	60,217	5,105	114,494
Income taxes:	(note 4)
Current		2,350	(497)	4,147	8,164
Future		5,510	3,239	5,488	(8,562)
		7,860	2,742	9,635	(398)
Net earnings (loss)		(66,547)	57,475	(4,530)	114,892
Retained earnings (deficit), beginning of period		169,244	2,941	107,227	(48,068)
Distributions declared		–	–	–	(6,408)

Retained earnings , end of period		$102,697	$60,416	$102,697	$60,416

Earnings (loss) per share:	(note 11)
Basic		$(0.24)	$0.23	$(0.02)	$0.51
Diluted		$(0.24)	$0.22	$(0.02)	$0.50

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(stated in thousands of Canadian dollars)	2010	2009	2010	2009

Net earnings (loss)	$(66,547)	$57,475	$(4,530)	$114,892
Unrealized gain (loss) recorded on translation of
assets and liabilities of self-sustaining operations
in foreign currency	76,474	(163,709)	23,066	(110,876)
Comprehensive income (loss)	$9,927	$(106,234)	$18,536	$4,016

See accompanying notes to consolidated financial statements

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Precision Drilling Corporation

CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)
		Three months ended June 30,		Six months ended June 30,
(stated in thousands of Canadian dollars)		2010	2009	2010	2009

Cash provided by (used in):
Operations:
Net earnings (loss)		$(66,547)	$57,475	$(4,530)	$114,892
Adjustments and other items not involving cash:
Long-term compensation plans		1,233	652	5,805	(1,872)
Depreciation and amortization		39,354	28,222	84,988	72,171
Future income taxes		5,510	3,239	5,488	(8,562)
Foreign exchange		26,143	(85,680)	7,797	(50,998)
Amortization of debt issue costs	(note 9)	32,724	16,782	42,779	23,063
Other		2,523	–	886	–
Changes in non-cash working capital balances		101,064	191,864	19,415	265,456
		142,004	212,554	162,628	414,150
Investments:
Purchase of property, plant and equipment		(21,684)	(90,323)	(29,167)	(165,245)
Proceeds on sale of property, plant and equipment		6,146	1,887	7,299	7,829
Changes in non-cash working capital balances		4,834	(9,513)	5,390	(21,888)
		(10,704)	(97,949)	(16,478)	(179,304)
Financing:
Repayment of long-term debt		(78,185)	(518,499)	(90,373)	(881,038)
Debt issue costs		(2,165)	(6,201)	(2,165)	(20,954)
Re-purchase of trust units	(note 3)	(6)	–	(6)	–
Distributions paid		–	–	–	(27,233)
Increase in long-term debt		–	267,272	–	408,893
Issuance of trust units, net of issue costs		–	206,866	–	413,756
Change in non-cash working capital balances		–	(1,269)	–	431
		(80,356)	(51,831)	(92,544)	(106,145)
Effect of exchange rate changes on cash and
cash equivalents		3,173	(12,628)	1,730	(10,233)
Increase in cash and cash equivalents		54,117	50,146	55,336	118,468
Cash and cash equivalents, beginning of period		132,018	129,833	130,799	61,511

Cash and cash equivalents, end of period		$186,135	$179,979	$186,135	$179,979

See accompanying notes to consolidated financial statements

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Precision Drilling Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers)

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Precision Drilling Corporation (“Precision” or the “Corporation”) is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States.

On June 1, 2010 Precision Drilling Trust (the “Trust”) completed its conversion (the “Conversion”) from an income trust to a corporation pursuant to a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Trust unitholders and Exchangeable LP unitholders exchanged their Trust units and Exchangeable LP units for common shares of Precision on a one-for-one basis.

The Conversion has been accounted for on a continuity of interest basis and accordingly these interim financial statements reflect the financial position, results of operations and cash flows as if Precision had always carried on the business formerly carried on by the Trust and were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2009. All references to shares and shareholders in these financial statements pertain to common shares and common shareholders subsequent to the Conversion and units and unitholders prior to the Conversion. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust’s consolidated audited financial statements for the year ended December 31, 2009.

NOTE 2. SEASONALITY OF OPERATIONS

Precision has operations that are carried on in Canada which represent approximately 39% (2009 - 37%) of consolidated total assets as at June 30, 2010 and 52% (2009 - 43%) of consolidated revenue for the six months ended June 30, 2010. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 3. SHAREHOLDERS’ CAPITAL

(a)	Authorized - unlimited number of voting common shares
- unlimited number of preferred shares, issuable in series

(b)	Units issued:

Common shares	Number	Amount

Balance May 31, 2010	–	$–
Issued pursuant to the Arrangement	275,663,344	2,770,853
Balance June 30, 2010	275,663,344	$2,770,853

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The following provides a continuity of Trust units and Exchangeable LP units from January 1, 2010 up to the Conversion on June 1, 2010.

Trust units	Number	Amount

Balance December 31, 2009	275,516,778	$2,769,338
Issued on redemption of non-management directors DSU’s	28,586	154
Cancellation of units owned by dissenting unitholders	(840)	(9)
Balance May 31, 2010	275,544,524	$2,769,483

Exchangeable LP units	Number	Amount
Balance December 31, 2009 and May 31, 2010	118,820	$1,370

Summary	Number	Amount
Trust units	275,544,524	$2,769,483
Exchangeable LP units	118,820	1,370
Unitholders’ capital, May 31, 2010	275,663,344	$2,770,853

Pursuant to the Arrangement, any unitholder of the Trust could dissent and be paid the fair value of the units, being the trading price of Trust units at the close of business on the last business day prior to the Annual and Special Meeting of Unitholders on May 11, 2010. As a result a total of 840 units were repurchased for cancellation for six thousand dollars, of which a discount of three thousand dollars over the stated capital was credited to contributed surplus.

(c) Contributed surplus
Amount

Balance December 31, 2009	$4,063
Share based compensation expense	3,290
Redemption of non-management directors DSU’s	(154)
Cancellation of units owned by dissenting unitholders	3
Balance June 30, 2010	$7,202

NOTE 4. INCOME TAXES

Precision incurs taxes to the extent that there are certain provincial capital taxes or state franchise taxes, as well as taxes on any taxable income. Future income taxes arise from the differences between the accounting and tax basis of Precision and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at June 30 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Earnings (loss) before income taxes	$(58,687)	$60,217	$5,105	$114,494
Federal and provincial statutory rates	28%	29%	28%	29%

Tax at statutory rates	$(16,433)	$17,463	$1,429	$33,203
Adjusted for the effect of:
Non-deductible expenses	(2,401)	(405)	464	4,728
Non-taxable capital gains	1,248	(568)	–	(568)
Income taxed at lower rates	18,791	(12,605)	(1,982)	(35,424)
Income to be distributed to unitholders, not
subject to tax in the Trust	–	(879)	–	(2,323)
Other	6,655	(264)	9,724	(14)

Income tax expense (reduction)	$7,860	$2,742	$9,635	$(398)

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NOTE 5. BANK INDEBTEDNESS

During the second quarter of 2010 a U.S. subsidiary of the Corporation arranged a new US$15.0 million secured operating facility with a U. S. bank. Advances under this facility are available at the bank’s prime lending rate.

In total the Corporation and its subsidiaries have $25.0 million and US$15.0 million of secured operating facilities. Availability of the $25.0 million facility was reduced by outstanding letters of credit in the amount of $14.7 million at June 30, 2010.

NOTE 6. LONG-TERM DEBT	June 30,	December 31,
	2010	2009

Secured facility:
Term Loan A	$287,330	$288,887
Term Loan B	342,008	422,097
Revolving credit facility	–	–
Unsecured senior notes	175,000	175,000
	804,338	885,984
Less net unamortized debt issue costs	(96,829)	(137,036)
	707,509	748,948
Less current portion	(4,505)	(223)
	$703,004	$748,725

At June 30, 2010 the Term Loan A facility consists of a term A-1 facility denominated in U.S. dollars in the amount of US$253.0 million and a term A-2 facility denominated in Canadian dollars in the amount of $19.0 million.

At June 30, 2010 the Term Loan B facility consists of a term loan B-1 facility and a term loan B-2 facility denominated in U.S. dollars in the amounts of US$274.3 million and US$48.1 million, respectively.

During the second quarter of 2010, the terms of the secured facility were amended to lower the LIBOR floor for the Term Loan B facility to 1.75% from 3.25% and lower the LIBOR interest rate margin on existing loans under the Term Loan B facility to 5.0% from an average interest rate margin of 6.45% . The secured facility was also amended to provide for the payment in certain circumstances by Precision to lenders under the Term Loan B facility of a fee equal to 1.0% of the aggregate principal amount of loans subsequently prepaid or re-priced under the Term Loan B facility on or prior to June 30, 2011. In connection with the amendments to the secured facility, non-consenting holders of US$74.0 million in loans under the Term Loan B facility were repaid. After the amendment the current blended cash interest cost of Precision’s debt is approximately 7.0% .

In addition, the revolving credit facility lending capacity increased by US$150.0 million to US$410.0 million and is available to Precision to finance working capital needs and for general corporate purposes. Availability of the revolving credit facility was reduced at June 30, 2010 by outstanding letters of credit of US$27.9 million.

During the first quarter of 2010 Precision amended certain covenants and terms contained in the secured facility. These amendments included an increase in the leverage ratio test from 3.00:1 to 3.50:1 through December 31, 2011, a decrease in the interest coverage ratio test from 3.00:1 to 2.75:1 through December 31, 2011 and the removal of the restrictions on expansion related capital expenditures (limitations on total capital expenditures remained unchanged).

At June 30, 2010 mandatory principal repayments are as follows:
For the twelve month periods ended June 30,

2011	$4,505
2012	52,184
2013	73,273
2014	205,847
2015	351,862
Thereafter	116,667

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NOTE 7. ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, December 31, 2009	$(297,497)
Unrealized foreign currency translation gain	23,066
Balance, June 30, 2010	$(274,431)

NOTE 8. SHARE BASED COMPENSATION PLANS

The Conversion did not result in any significant changes to Precision’s share based compensation plans except that certain elements of the plans that were based on the Trust’s unit price prior to the Conversion are now based on Precision’s common share price.

(a) Officers and Employees

During 2009 Precision introduced two new share based incentive plans to replace the Performance Saving Plan and the Long-Term Incentive Plan. Under the Restricted Share incentive plan shares granted to eligible employees vest annually over a three year term. Vested shares are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the shares as at December 31 of the vesting year. Under the Performance Share incentive plan shares granted to eligible employees vest at the end of a three year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at December 31 of the vesting year and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision achieving a predetermined rate of return on capital employed and share price performance compared to a peer group over the three year period. As at June 30, 2010 $2.3 million is included in accounts payable and $5.9 million in long-term liabilities for the plans. Included in net earnings for the three and six months ended June 30, 2010 is an expense of $0.7 million (2009 - $0.3 million) and $3.5 million (2009 - $2.4 million), respectively.

Notwithstanding that the Performance Savings Plan was replaced in 2009, certain liabilities continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred shares . All deferred shares must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt. A summary of the deferred shares outstanding under this share based incentive plan is presented below:

Deferred Shares	Outstanding

Balance, December 31, 2009	245,916
Redeemed on employee resignations and withdrawals	(28,674)
Balance, June 30, 2010	217,242

As at June 30, 2010 $1.6 million is included in accounts payable and accrued liabilities for outstanding deferred shares. Included in net earnings for the three and six months ended June 30, 2010 is an expense recovery of $0.1 million (2009 - $0.7 million expense) and $0.2 million (2009 - $0.3 million expense), respectively.

Precision has a Unit Appreciation Rights (“UAR”) plan. Under the plan eligible participants were granted UAR's that entitle the rights holder to receive cash payments calculated as the excess of the market price per common share over the exercise price per UAR on the exercise date. The UAR's vest over a period of 5 years and expire 10 years from the date of grant. No amounts relating to the UAR plan have been recorded as compensation expense or accrued liability as at June 30, 2010 and 2009 as the intrinsic value of the awards was nil.

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(b) Executive

In 2007 Precision instituted a Deferred Signing Bonus Share Plan for its Chief Executive Officer. Under the plan 178,336 notional shares were granted on September 1, 2007. The shares are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the share trading price on redemption. As at June 30, 2010, $0.5 million is included in accounts payable and accrued liabilities for the 68,250 outstanding shares. Included in net earnings for the three months and six months ended June 30, 2010 is an expense recovery of $51 thousand (2009 - $0.3 million expense) and $40 thousand (2009 - $0.6 million expense recovery), respectively.

(c) Non-management directors

Precision has a deferred share plan for non-management directors. Under the plan fully vested deferred shares are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred shares. These deferred shares are redeemable into an equal number of common shares any time after the director's retirement. A summary of deferred shares outstanding under this share based incentive plan is presented below:

Number
Outstanding

Balance, December 31, 2009	290,732
Granted	69,474
Redeemed	(28,586)
Balance, June 30, 2010	331,620

For the three and six months ended June 30, 2010 Precision expensed $0.3 million (2009 - $0.3 million) and $0.5 million (2009 - $0.8 million), respectively, as unit based compensation, with a corresponding increase in contributed surplus.

(d) Option plan:

Precision has a share option plan under which a combined total of 10,303,253 options to purchase common shares are reserved to be granted to employees. Of the amount reserved, 3,803,460 options have been granted. Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options vest over a period of three years from the date of grant as employees render continuous service to Precision and have a term of seven years.

A summary of the status of the equity incentive plan as at June 30, 2010 is presented below:
	Options	Range of	Weighted average	Options
	outstanding	exercise price	exercise price	exercisable

Outstanding as at December 31, 2009	1,787,700	$5.22 – 7.45	$5.66	–
Granted	1,874,260	7.58 – 8.59	8.40
Forfeitures	(111,001)	5.25 – 8.59	6.14
Outstanding as at June 30, 2010	3,550,959	$5.22 - 8.59	$7.18	566,487

The weighted average fair value of the options granted during 2010 was $3.89 per option estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2.2%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 58%. Included in net earnings for the three and six months ended June 30, 2010 is an expense of $1.6 million (2009 - $0.2 million) and $2.8 million (2009 - $0.2 million), respectively.

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NOTE 9. FINANCE CHARGES
The following table provides a summary of the finance charges:
	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Interest:
Long-term debt	$18,642	$28,151	$37,360	$60,569
Other	13	57	32	120
Income	(134)	(110)	(197)	(201)
Amortization of debt issue costs	8,691	6,884	17,760	13,164
Accelerated amortization of debt issue costs
from voluntary debt repayments	–	–	986	–
Loss on settlement of debt facilities	25,030	9,899	25,030	9,899
Finance charges	$52,242	$44,881	$80,971	$83,551

NOTE 10. CONTINGENCIES

The business and operations of Precision are complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations. Precision’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount owed, with estimated interest but without penalties, could be up to $410 million, including the estimated amount pertaining to the long-term income tax recoverable.

NOTE 11. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Net earnings (loss) – basic	$(66,547)	$57,475	$(4,530)	$114,892
Impact of assumed conversion of convertible debt,
net of tax	–	–	–	1,723
Net earnings (loss) – diluted	$(66,547)	$57,475	$(4,530)	$116,615

Weighted average shares outstanding – basic (‘000)	275,651	242,573	275,643	211,861
Effect of rights offering	–	11,733	–	12,354
Weighted average shares outstanding – basic	275,651	254,306	275,643	224,215
Effect of common share warrants	–	5,344	–	2,672
Effect of share options and other equity
compensation plans	–	172	–	124
Effect of convertible debt	–	–	–	7,793
Effect of rights offering	–	247	–	684
Weighted average shares outstanding – diluted (‘000)	275,651	260,069	275,643	235,488

For the three and six months ended June 30, 2010 the effect of outstanding warrants, share options and other equity compensation plans is anti-dilutive to the net loss per share.

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NOTE 12. SEGMENTED INFORMATION

Precision operates primarily in Canada and the United States, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Three months ended June 30, 2010	Services	Services	and Other	Eliminations	Total

Revenue	$226,241	$37,548	$–	$(1,961)	$261,828
Segment profit (loss)	29,594	176	(10,130)	–	19,640
Depreciation and amortization	33,603	4,552	1,199	–	39,354
Total assets	3,528,842	375,798	290,308	–	4,194,948
Goodwill	654,783	112,139	–	–	766,922
Capital expenditures	19,289	1,590	805	–	21,684

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Three months ended June 30, 2009	Services	Services	and Other	Eliminations	Total

Revenue	$185,226	$25,590	$–	$(1,219)	$209,597
Segment profit (loss)	43,520	(681)	(11,801)	–	31,038
Depreciation and amortization	23,434	3,698	1,090	–	28,222
Total assets	3,899,840	393,367	228,223	–	4,521,430
Goodwill	701,140	112,139	–	–	813,279
Capital expenditures	88,529	97	1,697	–	90,323

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Six months ended June 30, 2010	Services	Services	and Other	Eliminations	Total

Revenue	$539,702	$101,030	$–	$(5,768)	$634,964
Segment profit (loss)	101,706	10,764	(20,061)	–	92,409
Depreciation and amortization	72,053	10,553	2,382	–	84,988
Total assets	3,528,842	375,798	290,308	–	4,194,948
Goodwill	654,783	112,139	–	–	766,922
Capital expenditures	24,674	2,633	1,860	–	29,167

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Six months ended June 30, 2009	Services	Services	and Other	Eliminations	Total

Revenue	$575,105	$88,565	$–	$(5,628)	$658,042
Segment profit (loss)	161,052	12,875	(17,451)	–	156,476
Depreciation and amortization	61,397	8,691	2,083	–	72,171
Total assets	3,899,840	393,367	228,223	–	4,521,430
Goodwill	701,140	112,139	–	–	813,279
Capital expenditures	159,907	521	4,817	–	165,245

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A reconciliation of segment profit to earnings (loss) before income taxes is as follows:
	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Total segment profit	$19,640	$31,038	$92,409	$156,476
Add (deduct):
Foreign exchange	(26,085)	74,060	(6,333)	41,569
Finance charges	(52,242)	(44,881)	(80,971)	(83,551)
Earnings (loss) before income taxes	$(58,687)	$60,217	$5,105	$114,494

Precision’s operations are carried on in the following geographic locations:

				Inter-segment
Three months ended June 30, 2010	Canada	United States	International	Elimination	Total

Revenue	$101,472	$154,663	$6,185	$(492)	$261,828
Total assets	1,629,812	2,502,375	62,761	–	4,194,948

				Inter-segment
Three months ended June 30, 2009	Canada	United States	International	Elimination	Total

Revenue	$73,884	$131,567	$5,337	$(1,191)	$209,597
Total assets	1,656,793	2,807,998	56,639	–	4,521,430

				Inter-segment
Six months ended June 30, 2010	Canada	United States	International	Elimination	Total

Revenue	$333,132	$290,757	$12,419	$(1,344)	$634,964
Total assets	1,629,812	2,502,375	62,761	–	4,194,948

				Inter-segment
Six months ended June 30, 2009	Canada	United States	International	Elimination	Total

Revenue	$284,297	$363,875	$12,479	$(2,609)	$658,042
Total assets	1,656,793	2,807,998	56,639	–	4,521,430

28    N O T E S    T O    C O N S O L I D AT E D    F I N A N C I A L    S TAT E M E N T S

P R E C I S I O N    D R I L L I N G   C O R P O R AT I O N    29

30    C O R P O R AT E    I N F O R M AT I O N